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                                  Filed by: Conestoga Enterprises, Inc.
                              Pursuant to Rule 425 under the Securities
                               Act of 1933 and deemed filed pursuant to
                                       Rule 14a-12 under the Securities
                                                   Exchange Act of 1934
                           Subject Company: Conestoga Enterprises, Inc.
                                          (Commission File No. O-24064)



Michael B. Moneymaker                                           Albert H. Kramer
Chief Financial Officer                                                President
NTELOS Inc.                                          Conestoga Enterprises, Inc.
540.946.3531                                                        610.582.6204
moneymakerm@ntelos.com                                          bkramer@ceni.com
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                   NTELOS Inc. and Conestoga Enterprises, Inc.
                    File Registration Statement with the SEC


      WAYNESBORO, VA AND BIRDSBORO, PA, September 19, 2001 - NTELOS Inc. (NASDAQ: NTLO) and Conestoga Enterprises, Inc. (NASDAQ: CENI) announced today the filing of a registration statement with the Securities and Exchange Commission for the proposed merger. This filing marks another step in proceeding toward closing of this merger, which will create a major integrated communications provider (ICP) in the Mid-Atlantic region. The companies also have filed regulatory applications for the transaction with the Federal Communications Commission and with various state regulatory agencies. The companies are in the process of scheduling investor meetings, but there has been some necessary delay due to the recent tragic events in New York and Washington, D.C. Subject to regulatory and shareholder approvals, the transaction remains targeted to close around year-end 2001.

      "Both companies remain excited about the proposed merger and are committed to finalizing the transaction expeditiously" said James S. Quarforth, CEO of NTELOS. "Both companies have recently announced their internal post-merger organizational structure" said Albert H. Kramer, president of Conestoga. Kramer continued, "Transition teams also have been established."

      NTELOS Inc. is an integrated communications provider with headquarters in Waynesboro, Virginia. NTELOS provides products and services to customers in Virginia, West Virginia, Kentucky, Tennessee and North Carolina, including wireless digital PCS, dial-up Internet access, high-speed DSL (high-speed Internet access), and local and long distance telephone services. Detailed information about NTELOS and the proposed merger is available online at www.ntelos.com. Welsh, Carson, Anderson & Stowe, a New
                          --------------
      York investment firm with $12 billion in private capital, is a leading shareholder of NTELOS.

      Conestoga Enterprises, Inc. is a Birdsboro, Pennsylvania based integrated communications provider serving southern and central Pennsylvania. Through its subsidiaries Conestoga provides local and long-distance telephone services, wireless PCS, Internet access, paging, cable television and communications equipment solutions. Detailed information about Conestoga Enterprises, Inc. is available online at www.callconestoga.com.
                                               ---------------------

      Forward-looking statements made by the Companies are based on a number of assumptions, estimates and projections. These statements are not guarantees of future performance and involve risks and uncertainties, including those set forth in reports filed by the Company with the Securities and Exchange Commission, and any significant deviations from these assumptions could cause actual results to differ materially from those in forward-looking statements. The Company undertakes no obligation to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.
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      INVESTORS AND SECURITY HOLDERS ARE URGED TO READ NTELOS' REGISTRATION
      STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS relating to the merger transaction described above BECAUSE THEY CONTAIN or will contain IMPORTANT INFORMATION. THE REGISTRATION STATEMENT WAS FILED INITIALLY WITH THE COMMISSION ON September 18, 2001 AND WILL BE AMENDED BEFORE MAILING TO SHAREHOLDERS. Investors and security holders may obtain a free copy at the Commission's web site at www.sec.gov. The documents filed with the Commission by NTELOS may also be obtained for free from NTELOS by directing a request to NTELOS Inc., P. O. Box 1990, Waynesboro, Virginia 22980, Attn: Investor Relations, telephone: (540) 946-3500. Certain of these documents may also be available on NTELOS' website at www.ntelos.com. READ THE DEFINITIVE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.